December 23, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. William H. Thompson

Ms. Yolanda Goubadia

Re: Bio Matrix Scientific Group, Inc..

Amendment No 4 to Form 10-K for the Fiscal Year ended September 30, 2012

Response dated September 9, 2013

File No. 000-32201

Dear Mr. Thompson and Ms. Goubadia :

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 25, 2013 (the “Comment Letter”) received December 17, 2013 relating to the abovementioned Exchange Act filings made by Bio Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1. Subsequent amendments have been filed.

2. As a development stage company, the company presents its Statement of Shareholder’s Equity from the period from inception to the end of the reporting period. The financial statements do not present from inception to September 30, 2011

3. Amendments and a current report have been filed.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO